Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of July 2016	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Announces Launch of New Organization and Entry of New Managers

Two separate divisions created:

one dedicated to the Natuzzi brand and the other to the private label business

Nazzario Pozzi and Gianni Tucci in charge of growth and earnings of the two divisions

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--July 29, 2016--Natuzzi S.p.A. announced the launch today of a new structure in support of the Group’s growth strategy which on the one hand seeks to consolidate and boost the Natuzzi brand positioning globally, and on the other drive the growth of Softaly, the Group’s dedicated private label business division.

Nazzario Pozzi has been named the new Chief Officer of the Natuzzi business unit. Before joining the Natuzzi Group, Nazzario Pozzi developed extensive general management experience and led brand, growth strategy and retail businesses at international level at brands such as HUGO BOSS, Salvatore Ferragamo, DIESEL, Baccarat and DARTY.

Gianni Tucci, is assuming the role of new Chief Officer of the Softaly business unit. Previously, Tucci was EMEA Sales Director for the Natuzzi Group, having developed many years of experience in merchandising and sales within the “Key account” channel and with companies such as Renault, Nicoletti and LAM Kitchen.

Both directors will report to the Chief Executive Officer of the company.

At the Board’s meeting, Pasquale Natuzzi - Natuzzi Chairman and Chief Executive Officer outlined the reasoning behind the new structure and the creation of the two divisions: “71% of our core business is generated by Natuzzi as an extremely well known brand with an extensive retail presence. The core objectives of the new Natuzzi division are to launch the new retail business model, focused on boosting growth through an extended and re-balanced product offer, a wider consumer target and a new high traffic retail format. The Softaly division will however support the growth of the B2B channel, leveraging on the product and production process knowhow and global industrial platform of the Natuzzi Group, which enjoys strong relations with the major international distribution groups. We trust that Nazzario and Gianni are well prepared to successfully tackle this new challenge which will require the support of the entire management team”.

The Group further strengthened its managerial team, hiring new senior managers with extensive international brand management, merchandising, retail development and retail management experience to develop Natuzzi internationally:

Three in Italy for the management of Operations, the development of the network and for merchandising, three in the USA, a keymarket for growth (one with retail operations responsibilities and two regional managers for the east coast and west coast), and finally a Mediterranean Europe commercial manager to support the development of the Natuzzi brand in the area.

Finally, management also informed the Board of Directors that it has started a redundancy procedure for 355 laid-off workers, (including 25 workers who resigned voluntarily), due to the conclusion of the temporary layoff program, scheduled for October 15, 2016 and no longer extendable by law.

Natuzzi SpA

The Natuzzi Group, founded in 1959 by Pasquale Natuzzi, designs, produces and sells an extensive range of sofas, armchairs, home furniture and home accessories. With revenues of Euro 488.5 million in 2015, the Natuzzi Group is the largest Italian furniture house and the only player with global reach and has eight manufacturing plant, twelve commercial offices and 363 brand stores globally. Ethics and social responsibility, innovation, industrial know-how and integrated management of its value chain are the key strengths which have made the Natuzzi Group the market leader. Natuzzi SpA is included in the list of companies with an outstanding Legality Rating awarded by the Italian Anti-trust Authority. It has been listed since May 13, 1993 on the New York Stock Exchange. The Group is ISO 9001 and 14001 (Quality and Environment) certified and OHSAS 18001 (Workplace Safety) certified.

CONTACT:
NATUZZI INVESTOR RELATIONS
Francesca Cocco, +39-080-8820-493
fcocco@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office), +39-080-8820-676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	July 29, 2016	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi